Laurence H. Midler	11150 Santa Monica Boulevard
Executive Vice President	Suite 1600
General Counsel	Los Angeles, CA 90025

CB Richard Ellis Group, Inc.	310 405 8910 Tel 310 405 8925 Fax

larry.midler@cbre.com www.cbre.com

January 31, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3591

Attention: Pam Howell

Re:	CB Richard Ellis Group, Inc.

Definitive Schedule 14-A

Filed April 24, 2007

File No. 1-32205

Dear Ms. Howell:

This letter is in response to the comment of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) set forth in the Staff’s letter dated December 12, 2007 addressed to CB Richard Ellis Group, Inc. (the “Company”), regarding the Company’s executive compensation and other related disclosure in its Definitive Schedule 14-A filed April 24, 2007 (the “Schedule 14-A”) and referencing the response provided by the Company to the comments set forth in the Staff’s initial letter dated August 21, 2007. Provided below are the Staff’s comment and the Company’s response. Capitalized terms not otherwise defined herein have the meanings given to them in the Schedule 14-A.

1. We reissue comment seven from our letter dated August 21, 2007. You have not provided a detailed analysis as to why disclosure of the targets would result in competitive harm. You have simply stated that you believe that the specific targets are “proprietary, competitive information that should not be disclosed publicly.” Please either provide us with a detailed explanation for your conclusion that disclosure of the targets would result in competitive harm or disclose such information in future filings.1

[1]	Comment seven from the Staff’s letter dated August 21, 2007 reads as follows:

Securities and Exchange Commission

January 31, 2008

Response: The Company has determined that it will disclose financial targets for the prior year to the extent material to understanding the compensation for the prior year. For example, in the 2008 proxy statement we intend to disclose the EBITDA targets for 2007.

However, the Company does not believe that it is required to disclose targets for the current year, and that disclosure of those targets would cause competitive harm to the Company, for the reasons indicated below. For example, in the 2008 proxy statement we do not intend to disclose EBITDA targets for 2008.

Relevance of Current Year Targets. Instruction 2 of Item 402(b) of Regulation S-K states that the compensation discussion and analysis “should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end.” Instruction 2 further provides that “[a]ctions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” Question 3.03 of the Item 402 Regulation S-K Interpretations, as well as recent Staff guidance, also indicate that companies are only required to include disclosure about actions regarding executive compensation taken in a period after a completed fiscal year where such information is material to an understanding of a named executive officer’s compensation for the completed fiscal year.

Awards under the Company’s short term or annual incentive bonus plans, such as the 2006 Executive Bonus Plan (the “2006 EBP”) and the 2007 Executive Bonus Plan (the “2007 EBP”), are made on an annual basis and are based on specific financial and operational thresholds and EBITDA targets created exclusively for the fiscal year of the award. The bonuses paid to the Company’s named executive officers under the Executive Bonus Plan in

‘You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their short-term or annual incentive compensation. Please disclose the specific target EBITDA used to determine incentive amounts or provide a supplemental analysis as to why such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, you state that 20% of this compensation is based upon strategic measures, which “includes EBITDA margin plus other qualitative measures.” Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. Lastly, we note the statement that your target of financial performance, in your opinion, “represents aggressive goal setting.” To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target level or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Provide similar disclosure or analysis relating to the financial and strategic measures established for 2007, as referenced on page 31.’

Securities and Exchange Commission

January 31, 2008

any given year are not affected by the financial and operational thresholds and targets set in subsequent years for subsequent year bonus awards. Therefore, disclosure of the confidential financial and operational thresholds and targets for a subsequent fiscal year’s award is not material to a fair understanding of the named executive officer’s compensation for the preceding fiscal year.

Confidentiality of Current Year Targets. Notwithstanding the foregoing, even assuming that the current year targets are subject to disclosure pursuant to Instruction 2 of Item 402(b) of Regulation S-K, such disclosure would cause competitive harm to the Company and could have been omitted pursuant to Instruction 4 to Item 402(b). The Company transacts business in the highly competitive commercial real estate services industry, and the public disclosure of the current year targets would cause substantial economic harm to the competitive position of the Company and is precisely the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984).

The disclosure of these targets and other projected performance objectives would materially impair the Company’s ability to compete effectively in its industry by providing competitors with valuable insight into the Company’s internal financial goals, thereby enabling competitors to gain an unfair advantage while negatively impacting the Company’s ability to compete on equal footing. Similarly, disclosing such confidential thresholds and targets and other projected performance objectives could impair the Company’s ability to market its services on a competitive basis or the Company’s bargaining position in strategic transactions with other companies. Finally, providing competitors with this information regarding the Company’s compensation strategies would enable them to offer aggressive compensation packages to recruit key members of the Company’s management team, upon whom the Company’s continued success depends, and also could adversely impact the Company’s ability to attract new management talent. Accordingly, the Company’s competitive position would be severely compromised by the disclosure of such targets.

We also believe that the disclosure of the Company’s internal projections that are the basis for awards not yet earned may be misleading to investors and others and could be interpreted as the Company providing guidance to the street about its financial expectations, which places additional burdens on the Company and has unfavorable and unintended consequences. As a public company, the Company periodically provides certain information and guidance regarding its business and results of operations. Its targets for incentive award purposes may or may not coincide with the Company’s actual or expected performance and resulting guidance. Investors and others would not have access to all of the information related to the development of those specific internal targets and performance objectives, such that disclosure of these may lead investors and others to make various assumptions about the Company’s business that may not be accurate and could lead to confusion regarding the actual expected

Securities and Exchange Commission

January 31, 2008

results. Moreover, if those targets are in the public domain prior to completion of the performance period and the Company fails to achieve them, it is more likely that the Company’s stock price will be more volatile and this could, in turn, adversely affect the Company’s ability to compete for talent and could involve the Company in costly litigation or disputes.

Conclusion. Based on Instruction 2 to Item 402(b) of Regulation S-K, the Company anticipates that financial and operational thresholds and targets for future fiscal years will not be subject to disclosure under Instruction 2 of Item 402(b) of Regulation S-K and, consequently, that such confidential thresholds and targets will not be disclosed in future filings.

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In the event you have any additional questions, please contact me directly at (310) 405-8910.

Sincerely,

/s/ Larry Midler
Larry Midler